SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2016
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2016, incorporated by reference herein:
Exhibit
99.1 Release dated October 31, 2016, entitled “DEALING IN SECURITIES BY A
DIRECTOR.”
99.2
Release dated October 31, 2016, entitled “FORM 20 F”
99.3 Release dated November1, 2016, entitled “DRDGOLD PRODUCTION UPDATE”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 1, 2016 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information regarding a transaction by a director of DRDGOLD is disclosed:
Name of director: Mr Niël Pretorius
Name of company of which he is a director: DRDGOLD
Date on which the transaction was effected:
Nature of transaction:
5 September 2016
Sale
Class of security: Ordinary shares
Number of ordinary shares: 325
Price per security: R8.10
Total value of transaction: R2 632.50
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market
In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trade was completed outside of a closed period.
Johannesburg
31 October 2016
Sponsor
One Capital

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD”)
FORM 20-F
In compliance with the United States federal securities laws, DRDGOLD files its Annual Report on Form 20-
F with the United States Securities and Exchange Commission (“SEC”) (available at www.sec.gov).
The financial statements available on DRDGOLD’s website (www.drdgold.com) and which are included in
Form 20-F for the year ended 30 June 2016, as filed with SEC on 31 October 2016, were prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the
International Accounting Standards Board.
Crown Mines
31 October 2016
Sponsor
One Capital

Exhibit 99.3
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD”)
DRDGOLD PRODUCTION UPDATE
Shareholders of DRDGOLD are hereby informed of the following production update for FY17Q1 compared to
FY16Q4:
-
volume throughput amounted to 6,6 million tonnes compared to 6,1 million tonnes, an 8% increase;
and
- gold production amounted to 1 034kg compared to 1 022kg, a 1% increase.
The increase in throughput offset the effects of maintenance to the City Deep mills, causing quarter on quarter production to end flat.
The final clean-up of specific Crown sites weighed in on costs and FY17Q1 cash and cash equivalents ended at R335 million (R352 million FY16Q4). The effect of this clean-up is likely to continue until FY17Q3.
Crown Mines
1 November 2016
Sponsor
One Capital